

Mail Stop 3561

February 15, 2017

Richard Hue
Chief Executive Officer
Gripevine Inc.
1282A Cornwall Road
Oakville, Ontario Canada L6J 7W5

> **Re: Gripevine Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended February 29, 2016**
> **Response Dated February 7, 2017**
> **File No. 333-196663**

Dear Mr. Hue:

We have reviewed your February 7, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 2, 2017 letter.

Signatures, page 25

1. We reviewed your response to our comment 1 and the revisions to your disclosure. Further, we note your disclosure in your Form 8-K filed October 27, 2016 that the Board of Directors accepted Rosy Rodrigues resignation as Chief Executive Officer and Chief Financial Officer effective October 24, 2016 and approved the appointment of a new Chief Executive Officer, Richard Hue. If so, please file an amended Form 10-K to include the signature of your new Chief Executive Officer and Chief Financial Officer on behalf of the registrant and in his capacities of President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer and Director. Please refer to the signature page of Form 10-K and instruction D(2) to Form 10-K.

Item 15. Exhibits, Financial Statement Schedules

 (b) Exhibits

2. Please file an amendment that includes currently dated certifications required by Item 601(b)(31) of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562 or me at (202) 551-3849 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products